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July 1, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Robert Shapiro, Doug Jones
Nicholas Nalbantian, Mara Ransom

Re:	Seaport Entertainment Group Inc.
Amendment No. 1 to Registration Statement on Form 10-12B
Filed June 18, 2024
File No. 001-42113
Ladies and Gentlemen:
On behalf of our client, Seaport Entertainment Group Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated June 27, 2024 relating to the Company’s Amendment No. 1 to the Registration Statement on Form 10-12B filed on June 18, 2024. Concurrently with the submission of this letter, the Company has publicly filed Amendment No. 2 to Registration Statement on Form 10-12B (“Amendment No. 2”), which reflects the revisions described herein and certain other updated information.
For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.
Information Statement
Unaudited Pro Forma Combined Financial Statements
Unaudited Pro Forma Combined Balance Sheet, page 57
1.You state the terms of the new mortgage payable will require 17.5% of refinanced debt balance as cash collateral in the escrow account as a deposit. However, it is not clear if this is reflected in the pro forma balance sheet. Please advise and revise as appropriate.

July 1, 2024

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the adjusted cash collateral in the escrow account as a deposit is reflected in the pro forma balance sheet contained in the Unaudited Pro Forma Combined Financial Statements presented in Amendment No. 1. In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 61 and 62 of Amendment No. 2 to further clarify.
Liquidity and Capital Resources, page 83
2.You disclose in connection with the Refinanced 250 Water Street Term Loan you will enter into a total return swap. Please discuss your business purpose for entering into this swap and the specific transactions/activities you must perform in the operation of the swap, including whether you will be a payer or recipient of funds and the basis for payments/receipts. In doing the latter, discuss the expected impacts of the swap on your liquidity, financial position, cash flows and results. After considering the preceding, include material impacts of the swap in the pro forma financial information as appropriate.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the lender that quoted the best interest rate, ultimately calculated at SOFR + 4.5%, offered it only with a combination of a Term Loan and the Total Return Swap; an arrangement that accomplished the same rate without the associated swap was not available.
This assumed interest rate is the combination of the interest rates on two instruments: (1) the Refinanced 250 Water Street Term Loan pursuant to which the Company is obligated to pay SOFR plus 5.0% to the lender; and (2) the Total Return Swap, pursuant to which the Company is entitled to receive 0.5% from the lender.
The specific transactions performed in the operation of the swap are follows:
1.The Company pays SOFR plus 4.5% to a subsidiary of the lender (the set rate); and
2.The subsidiary of the lender pays SOFR plus 5.0% to the Company (the asset return).
The net effect is that the Company receives 0.5%, as described above. These movements occur functionally concurrently on a monthly basis and are netted against one another.
In light of the foregoing, the expected impact of the swap on the Company’s liquidity, financial position, cash flows and results is limited to the reduction of overall costs to the Company of the financing arrangements by functionally fixing the premium over SOFR that the Company is required to pay the lender to an amount 50 basis points lower than we otherwise would have obtained, as noted above.
However, in response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure under the heading “Description of Certain Indebtedness” on page 137 and note (j) of the Unaudited Pro Forma Combined Financial Statements on pages 61 and 62 of Amendment No. 2.
*     *     *

July 1, 2024

Should you have any comments or questions regarding the foregoing, please call me at (213) 891-8371 or e-mail me at julian.kleindorfer@lw.com, or Abigail Smith at (202) 637-3391 or abigail.smith@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Julian Kleindorfer
Julian Kleindorfer
of LATHAM & WATKINS LLP

cc:	Michael J. Haas, Latham & Watkins, LLP
Abigail Smith, Latham & Watkins, LLP
Alexa M. Berlin, Latham & Watkins, LLP
Anton D. Nikodemus, Seaport Entertainment Group Inc.
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